Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of December 26, 2019 by and between HCMC Sponsor LLC, a Delaware limited liability company, Steven J. Shulman and Charles J. Ditkoff (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of Healthcare Merger Corp. Each Party hereto agrees that the Schedule 13D, dated December 26, 2019, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: December 26, 2019	HCMC SPONSOR LLC

	By:	/s/ Steven J. Shulman
Name: Steven J. Shulman
Title: Managing Member

Date: December 26, 2019	/s/ Steven J. Shulman
Steven J. Shulman

Date: December 26, 2019	/s/ Charles J. Ditkoff
Charles J. Ditkoff